Exhibit 99.1

TELUS CORPORATION

  CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, in accordance with the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2013. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2013.

Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2013, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

“John R. Gossling”	“Darren Entwistle”

John R. Gossling	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 26, 2014	February 26, 2014

report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2013, and December 31, 2012, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2013, and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2013, and December 31, 2012, and their financial performance and their cash flows for each of the years ended December 31, 2013, and December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which explains that the Company has retrospectively changed its method of accounting for pensions due to the adoption of IAS 19, Employee Benefits (amended 2011).

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte LLP”

Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 26, 2014

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013, of the Company and our report dated February 26, 2014, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of IAS 19, Employee Benefits (amended 2011).

“Deloitte LLP”

Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 26, 2014

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2013	2012
			(adjusted – Note 2(a))
OPERATING REVENUES
Service		$10,601	$10,079
Equipment		735	773
		11,336	10,852
Other operating income	6	68	69
		11,404	10,921
OPERATING EXPENSES
Goods and services purchased		4,962	4,820
Employee benefits expense	7	2,424	2,242
Depreciation		1,380	1,422
Amortization of intangible assets		423	443
		9,189	8,927
OPERATING INCOME		2,215	1,994
Financing costs	8	447	374
INCOME BEFORE INCOME TAXES		1,768	1,620
Income taxes	9	474	416
NET INCOME		1,294	1,204
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		—	(4)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		4	—
Change in unrealized fair value of available-for-sale financial assets		(13)	33
		(9)	29
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements		998	(286)
		989	(257)
COMPREHENSIVE INCOME		$2,283	$947
NET INCOME PER EQUITY SHARE*	11
Basic		$2.02	$1.85
Diluted		$2.01	$1.84
DIVIDENDS DECLARED PER EQUITY SHARE*	12	$1.36	$1.22
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING*
Basic		640	651
Diluted		643	655

The accompanying notes are an integral part of these consolidated financial statements.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

consolidated statements of financial position

As at December 31 (millions)	Note	2013	2012
			(Note 2(a))
ASSETS
Current assets
Cash and temporary investments, net		$336	$107
Accounts receivable	25(a)	1,461	1,541
Income and other taxes receivable		32	25
Inventories	25(a)	326	350
Prepaid expenses		168	178
Current derivative assets	4(h)	6	9
		2,329	2,210
Non-current assets
Property, plant and equipment, net	16	8,428	8,165
Intangible assets, net	17	6,531	6,181
Goodwill, net	17	3,737	3,702
Real estate joint ventures	18	11	11
Other long-term assets	25(a)	530	176
		19,237	18,235
		$21,566	$20,445

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$400	$402
Accounts payable and accrued liabilities	25(a)	1,735	1,511
Income and other taxes payable		102	102
Dividends payable	12	222	208
Advance billings and customer deposits	25(a)	729	703
Provisions	20	110	49
Current maturities of long-term debt	21	—	545
Current derivative liabilities	4(h)	1	—
		3,299	3,520
Non-current liabilities
Provisions	20	219	222
Long-term debt	21	7,493	5,711
Other long-term liabilities	25(a)	649	1,682
Deferred income taxes	9(b)	1,891	1,624
		10,252	9,239
Liabilities		13,551	12,759
Owners’ equity
Common equity	22	8,015	7,686
		$21,566	$20,445

Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“William A. MacKinnon”	“Brian A. Canfield”

William A. MacKinnon	Brian A. Canfield
Director	Director

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed
		Equity share capital (Note 22)							Accumulated
		Common Shares		Non-Voting Shares					other
			Share		Share		Contributed	Retained	comprehensive
(millions except number of shares)	Note	Number of shares	capital	Number of shares	capital	Total	surplus	earnings	income	Total
Number of shares outstanding at end of preceding period, as previously reported		174,915,546		149,933,165
Effect of stock split	22(b)	174,915,546		149,933,165
Balance as at January 1, 2012		349,831,092	$2,219	299,866,330	$3,337	$5,556	$166	$1,780	$11	$7,513
Net income	2(a)	—	—	—	—	—	—	1,204	—	1,204
Other comprehensive income	2(a)	—	—	—	—	—	—	(286)	29	(257)
Dividends	12	—	—	—	—	—	—	(794)	—	(794)
Share option award expense	13	—	—	—	—	—	9	—	—	9
Shares issued pursuant to cash exercise of share options	13(b)	—	—	104,600	1	1	—	—	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	2,124,042	22	22	(22)	—	—	—
Share conversion requested by holder in accordance with Company’s Articles		(10,000)	—	10,000	—	—	—	—	—	—
Recovery of income tax on item credited directly to contributed surplus		—	—	—	—	—	10	—	—	10
Balance as at December 31, 2012		349,821,092	$2,219	302,104,972	$3,360	$5,579	$163	$1,904	$40	$7,686

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed
		Equity share capital (Note 22)							Accumulated
		Common Shares		Non-Voting Shares					other
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total
Number of shares outstanding at end of preceding period, as previously reported		174,910,546		151,052,486
Effect of stock split	22(b)	174,910,546		151,052,486
Balance as at January 1, 2013		349,821,092	$2,219	302,104,972	$3,360	$5,579	$163	$1,904	$40	$7,686
Net income	2(a)	—	—	—	—	—	—	1,294	—	1,294
Other comprehensive income	2(a)	—	—	—	—	—	—	998	(9)	989
Dividends	12	—	—	—	—	—	—	(866)	—	(866)
Share option award expense	13	—	—	—	—	—	6	—	—	6
Shares issued pursuant to cash exercise of share options	13(b)	—	—	200	—	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	2,534,586	18	152,160	2	20	(20)	—	—	—
Shareholder-approved and court-approved exchange of shares	22(c)	302,257,332	3,362	(302,257,332)	(3,362)	—	—	—	—	—
Costs related to share transactions		—	(19)	—	—	(19)	—	—	—	(19)
Normal course issuer bid purchase of Common Shares	22(d)	(31,180,612)	(266)	—	—	(266)	—	(734)	—	(1,000)
Liability for automatic share purchase plan commitment pursuant to the 2014 normal course issuer bid for Common Shares	22(d)	—	(18)	—	—	(18)	—	(57)	—	(75)
Balance as at December 31, 2013		623,432,398	$5,296	—	$—	$5,296	$149	$2,539	$31	$8,015

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2013	2012
			(adjusted – Note 2(a))
OPERATING ACTIVITIES
Net income		$1,294	$1,204
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,803	1,865
Deferred income taxes		21	122
Share-based compensation expense	13(a)	24	9
Net employee defined benefit plans expense	14(b)-(c)	108	103
Employer contributions to employee defined benefit plans		(200)	(173)
Other		9	37
Net change in non-cash operating working capital	25(b)	187	52
Cash provided by operating activities		3,246	3,219
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(2,035)	(1,950)
Cash payments for spectrum licences		(67)	—
Cash payments for acquisitions and related investments	25(b)	(261)	(53)
Real estate joint ventures advances and contributions	18(c)	(24)	(73)
Real estate joint ventures receipts	18(c)	1	47
Proceeds on dispositions	25(b)	12	20
Other		(15)	(49)
Cash used by investing activities		(2,389)	(2,058)
FINANCING ACTIVITIES
Non-Voting Shares issued	22(c)	—	1
Dividends paid to holders of equity shares	25(b)	(852)	(774)
Purchase of Common Shares for cancellation	22(d)	(1,000)	—
Issuance and repayment of short-term borrowings	19	(2)	(2)
Long-term debt issued	21, 25(b)	4,630	5,988
Redemptions and repayment of long-term debt	21, 25(b)	(3,375)	(6,309)
Other		(29)	(4)
Cash used by financing activities		(628)	(1,100)
CASH POSITION
Increase in cash and temporary investments, net		229	61
Cash and temporary investments, net, beginning of period		107	46
Cash and temporary investments, net, end of period		$336	$107
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	25(b)	$(364)	$(337)
Interest received		$4	$13
Income taxes paid, net	9	$(438)	$(150)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2013

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; and healthcare solutions.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	11	Summary review of accounting policies and principles and the methods we use in their application
2. Accounting policy developments	20	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	22	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	24	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	30	Summary disclosure of segmented information regularly reported to our chief operating decision-maker
6. Other operating income	31	Summary schedule and review of items comprising Other operating income
7. Employee benefits expense	32	Summary schedule of employee benefits expense
8. Financing costs	32	Summary schedule of items comprising financing costs
9. Income taxes	33	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10. Other comprehensive income	35	Details of other comprehensive income and accumulated amounts
11. Per share amounts	36	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	36	Summary schedule of dividends declared and review of dividend reinvestment plan
13. Share-based compensation	37	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	40	Summary schedules and review of employee future benefits and related disclosures
15. Restructuring and other like costs	47	Summary schedules and review of restructuring and other like costs notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused
16. Property, plant and equipment	48	Summary schedule of items comprising property, plant and equipment
17. Intangible assets and goodwill	49

Summary schedule of items comprising intangible assets, including goodwill, review of annual impairment testing and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose

18. Real estate joint ventures	54	Summary review of real estate joint ventures and related disclosures
19. Short-term borrowings	56	Review of short-term borrowings and related disclosures
20. Provisions	57	Summary schedules and review of items comprising provisions
21. Long-term debt	58	Summary schedule of long-term debt and related disclosures
22. Equity share capital	60	Review of authorized share capital
23. Commitments and contingent liabilities	61	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
24. Related party transactions	63	Summary schedules, including review of transactions with key management personnel
25. Additional financial information	64	Summary schedules of items comprising certain primary financial statement line items

1                 summary of significant accounting policies

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and these consolidated financial statements comply with IFRS-IASB and Canadian generally accepted accounting principles. The date of our transition to IFRS-IASB was January 1, 2010, and the date of our adoption was January 1, 2011.

Our consolidated financial statements for the years ended December 31, 2013 and 2012, were authorized by our Board of Directors for issue on February 26, 2014.

(a)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our Wireless and Wireline segments’ operations.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make include:

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets;

•                  the recoverability of tangible and intangible assets subject to amortization;

•                  the recoverability of intangible assets with indefinite lives (see Note 17(d) for discussion of key assumptions);

•                  the recoverability of goodwill (see Note 17(d) for discussion of key assumptions);

•                  the recoverability of long-term investments;

•                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits; and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets (see Note 14(f) for discussion of key assumptions).

Judgments

Examples of our significant judgments, apart from those involving estimation, include:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; that we believe we have the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 17(c).

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances where we need to exercise judgment in the allocation of our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary due to the convergence of our wireless and wireline telecommunications infrastructure technology and operations that we have experienced to date, and because of our general corporate development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(d).

•                  In respect of claims and lawsuits, as discussed further in Note 23(c), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

notes to consolidated financial statements

(c)          Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Construction credit facilities advances to real estate joint venture		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X

(1)         Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

(2)         Unrealized changes in the fair values of financial instruments are included in net income.

(3)         Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

(4)         Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an instrument-by-instrument basis at the time of initial recognition.

•                  Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

•                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected these classifications as we believe that they better reflect management’s investment intentions.

•                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, which in our specific instance currently relate to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. We have selected this method as we believe that it results in a better matching with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•                  Regular-way purchases or sales of financial assets or financial liabilities (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

notes to consolidated financial statements

(d)         Hedge accounting

General

We apply hedge accounting to the financial instruments used to:

•                  establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4(d); and

•                  fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We chose to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is recognized as a component of other comprehensive income, as set out in Note 10.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our equity shares at the statement of financial position date and the price of our equity shares in the hedging items.

(e)          Revenue recognition

General

We earn the majority of our revenue (wireless: voice and data; wireline: data (including: Internet protocol; television; hosting, managed information technology and cloud-based services; and healthcare solutions), voice local and voice long distance) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenue (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated among the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then our relevant revenue recognition policies are applied to the accounting units. (We estimate that more than two-thirds of our revenues arise from multiple element arrangements.) A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon either delivering additional items or meeting other specified performance conditions. Our view is that the limitation cap results in a faithful depiction of the transfer of services and products, as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products as well as reflecting the related cash flows; however, an imminent, new revenue accounting standard is expected to prohibit the use of a limitation cap, as discussed further in Note 2(c).

notes to consolidated financial statements

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, as with multiple element arrangements, relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We follow the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we have in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customer. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In 2002 the CRTC issued Decisions 2002-34 and 2002-43 which affected regulated services in our Wireline segment. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring us to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. We have adopted the liability method of accounting for the deferral account. As a result, we recorded incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ four-year price cap periods. The deferral account balance also reflects an interest expense component based on our applicable short-term cost of borrowing, such expense being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs.

We discharge the deferral account liability by undertaking qualifying actions, including providing broadband services to rural and remote communities and enhancing the accessibility to telecommunications services for individuals with disabilities, with the balance having been provided in customer rebates. We recognize the drawdown and amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included as a component of government assistance in Other operating income, as set out in Note 6.

(f)           Government assistance

We recognize government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

notes to consolidated financial statements

(g)         Cost of acquisition and advertising costs

Costs of acquiring customers that are expensed as incurred include the total cost of hardware sold to customers and any commissions, advertising and promotion related to the initial customer acquisition. Costs of acquiring customers that are capitalized as incurred include the cost of hardware we own that is situated at customers’ premises and associated installation costs. Costs of acquisition that are expensed are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Goods and services purchased except for amounts paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2013, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gains on the sale-leaseback of buildings, were $290 million (2012 — $283 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 25(a).

(j)            Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives; estimated useful lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 10 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)         The composite depreciation rate for the year ended December 31, 2013, was 4.8% (2012 — 5.1%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period.

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	5 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying value exceeds its recoverable amount. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

notes to consolidated financial statements

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would be recorded as a reduction in the carrying amount of intangible assets with indefinite lives.

Subsequent to assessing our intangible assets with indefinite lives, we then assess our goodwill by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

We have determined that our current cash-generating units are our currently reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in (d) preceding.

We have minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are reported as a component of other comprehensive income, as set out in Note 10. The cumulative foreign currency translation difference balance at January 1, 2010, was recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

(l)           Income and other taxes

We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimates arise; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the notes to consolidated financial statements

income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(m)     Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; this estimate is adjusted for actual experience.

Share option awards

For share option awards granted after 2001, a fair value is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 13(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Share option awards which had a net-cash settlement feature, as set out in Note 13(b), were accounted for as liability instruments. If share option awards which had the net-cash settlement feature and which were granted subsequent to 2001 were settled using other than the net-cash settlement feature, they were accounted for as equity instruments. As at December 31, 2012 and 2013, no share option awards with the net-cash settlement feature remained outstanding.

Restricted stock units

In respect of restricted stock units, as set out in Note 13(c), we accrue a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). The expense for restricted stock units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

(n)         Employee future benefit plans

Defined benefit plans

We accrue for our obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimates of salary escalation and retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 8. The effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 10 and Note 14.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans notes to consolidated financial statements

and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we treat these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 19.

(p)         Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our derecognition of the trade receivables sold.

(q)         Inventories

Our inventories consist primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, that includes materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical cost includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on our weighted average cost of borrowing experienced during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 20, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(s)           Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

Similarly, we account for our interests in the real estate joint ventures, discussed further in Note 18, using the equity method of accounting. Unrealized gains and losses from transactions (including contributions) with the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting notes to consolidated financial statements

whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The costs of investments sold or amounts reclassified from other comprehensive income to earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values, with the amount of any such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to estimated fair value with the amount of any such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014, and, in our current instance, both of which had no effect on our financial performance.

The following standards are required to be applied for periods beginning on or after January 1, 2013, and, unless otherwise indicated, had no effect on our financial performance:

•                  IFRS 7, Financial Instruments: Disclosures (amended 2011)

•                  IFRS 10, Consolidated Financial Statements

•                  IFRS 11, Joint Arrangements

•                  IFRS 12, Disclosure of Interests in Other Entities

•                  IFRS 13, Fair Value Measurement

•                  IAS 27, Separate Financial Statements (amended 2011)

•                  IAS 28, Investments in Associates (amended 2011)

•                  IAS 19, Employee Benefits (amended 2011): Relative to our pre-fiscal 2013 accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan expense measurement purposes. In the determination of net income in our instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” are replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. The amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we now present such amount as a component of Financing costs (see Note 8).

Our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets will exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets for investment in equity securities); as a result, the relative effect of the amended standard is a decrease in net income and associated per share amounts. The difference between the actual rate of return on defined benefit plan assets and the discount rate, as well as the related impact of the limit on defined benefit assets, if any, is included in other comprehensive income as a re-measurement (see Note 10).

The amended standard affected our Consolidated Statements of Income and Other Comprehensive Income as follows:

notes to consolidated financial statements

	2013			2012
Years ended December 31 (millions except per share amounts)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)
OPERATING EXPENSES
Employee benefits expense	$2,288	$136	$2,424	$2,129	$113	$2,242
FINANCING COSTS	$393	54	$447	$332	42	$374
INCOME TAXES	$523	(49)	$474	$457	(41)	$416
NET INCOME		(141)			(114)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	$857	141	$998	$(400)	114	$(286)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER EQUITY SHARE*
Basic	$2.24	$(0.22)	$2.02	$2.02	$(0.17)	$1.85
Diluted	$2.23	$(0.22)	$2.01	$2.01	$(0.17)	$1.84

(1)         Excluding the effects of amended IAS 19 reflects an expected long-term annual rate of return on plan assets of 6.50% (2012 — 6.75%). The actual rate of return on plan assets for the year ended December 31, 2013, was 13.97% (2012 — 8.82%).

(2)         As currently reported reflects an employee defined benefit plans net interest amount based upon a discount rate of 3.90% (2012 — 4.50%).

Upon our transition to IFRS-IASB on January 1, 2010, we made a permitted exemption election to recognize cumulative unamortized actuarial gains and losses, past service costs and transitional obligations, as at the transition date, as an adjustment to retained earnings; also effective upon transition to IFRS-IASB, we adopted an accounting policy of recognizing actuarial gains and losses in other comprehensive income in the period in which they arose. As a result of the exemption election made and the accounting policy selected upon our transition to IFRS-IASB, the required retrospective application of the amended standard affects neither our statement of financial position nor the balances of the components of equity therein, and therefore a January 1, 2012, statement of financial position has not been included in these consolidated financial statements.

Additionally, the amounts of cash provided (used) by operating activities, investing activities and financing activities presented in the statement of cash flows are not affected.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards, unless otherwise indicated, and are currently determining which date(s) we will select for initial compliance if earlier than the required compliance dates.

•                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

•                  IFRS 9, Financial Instruments, no longer has a required compliance date as the International Accounting Standards Board decided that the previous mandatory effective date of January 1, 2015, would not allow sufficient time for entities to prepare to apply the new standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the International Accounting Standards Board decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion.

•                  IFRIC 21, Levies, is required to be applied for periods beginning on or after January 1, 2014.

(c)          Revenue from contracts with customers

The International Accounting Standards Board and the Financial Accounting Standards Board of the United States have been working on a joint project to clarify the principles for the recognition of revenue and to develop a common revenue standard. In June 2010, an exposure draft was issued and in November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals contained within the revised exposure draft.

If the finalized standard were to largely reflect the draft proposals, its effects and the materiality of those effects would vary by industry and entity. If the finalized standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, we, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

The revenue recognition timing effects would be most pronounced in our Wireless segment results. Although the measurement of the total revenue recognized over the life of a Wireless contract would be largely unaffected by the draft proposals, the prohibition of the use of the limitation cap methodology (see Note 1(e)) would accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during periods of increases in the number of Wireless subscriber connections, assuming comparable contract-lifetime per unit cash inflows, revenue growth would appear greater than under current practice (using the limitation cap methodology).

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs would be unaffected by the draft proposals. The draft proposals would result in such costs being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of increases in the number of subscriber connections, assuming comparable per unit costs of acquisition and contract fulfillment, profitability measures would appear greater than under the current practice of immediate expensing of such costs.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization — excluding restructuring and other like costs (EBITDA** — excluding restructuring and other like costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other like costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other like costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies; the calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per equity share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: long-term debt prepayment premium; income tax-related adjustments; TELUS Garden condominium tower effects; and the ongoing impacts of share options with the net-cash settlement feature.

During 2013, our strategy, which was unchanged from 2012, included maintaining the financial measures set out in the table below. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A- or the equivalent, provide reasonable access to capital.

** EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

notes to consolidated financial statements

As at, or 12-month periods ended, December 31 ($ in millions)	Measure	2013	2012
			(adjusted – Note 2(a))
Components of debt and coverage ratios
Net debt(1)		$7,592	$6,577
EBITDA — excluding restructuring and other like costs(2)		$4,116	$3,907
Net interest cost(3)		$370	$332

Debt ratio
Net debt to EBITDA — excluding restructuring and other like costs	1.5 – 2.0(4)	1.8	1.7

Coverage ratios
Earnings coverage(5)		5.5	5.6
EBITDA — excluding restructuring and other like costs interest coverage(6)		11.1	11.8

Other measures
Dividend payout ratio of adjusted net earnings(7)		70%	70%
Dividend payout ratio	65%–75%(8)	71%	69%

(1)           Net debt is calculated as follows:

	2013	2012
Long-term debt (Note 21)	$7,493	$6,256
Debt issuance costs netted against long-term debt	35	26
Cash and temporary investments, net	(336)	(107)
Short-term borrowings	400	402
Net debt	$7,592	$6,577

(2)           EBITDA — excluding restructuring and other like costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other like costs (Note15)	EBITDA – excluding restructuring and other like costs
	(adjusted – Note 2(a))
Year ended December 31, 2013	$4,018	$98	$4,116
Year ended December 31, 2012	$3,859	$48	$3,907

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)        Our long-term policy guideline for the debt ratio is from 1.5 — 2.0 times.

(5)         Earnings coverage is defined as net income before borrowing costs expense and income tax expense, divided by the expense for borrowing costs (interest on long-term debt; interest on short-term borrowings and other; and long-term debt prepayment premium).

(6)         EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to equity shares is calculated as follows:

	2013	2012
		(adjusted – Note 2(a))
Net income	$1,294	$1,204
Long-term debt prepayment premium, after income tax	17	—
Income tax-related adjustments	3	(12)
After income tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	—	(6)
Impacts of share options with the net-cash settlement feature, net of income taxes	—	(2)
Adjusted net earnings attributable to equity shares	$1,314	$1,184

(8)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other like costs was 1.8 times at December 31, 2013, up from 1.7 times at December 31, 2012, as the increase in net debt was only partly offset by growth in EBITDA — excluding restructuring and other like costs. The earnings coverage ratio for the twelve-month period ended December 31, 2013, was 5.5 times, down from 5.6 times a year earlier due to higher borrowing costs (including the long-term debt prepayment premium). The EBITDA — excluding restructuring and other like costs interest coverage ratio for the twelve-month period ended December 31, 2013, was 11.1 times, down from 11.8 times one year earlier; higher net interest expenses decreased the ratio by 1.3, while higher EBITDA — excluding restructuring and other like costs increased the ratio by 0.6.

notes to consolidated financial statements

4                 financial instruments

(a)         Risks — overview

Our financial instruments and the nature of certain risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2013	2012
Cash and temporary investments, net	$336	$107
Accounts receivable	1,461	1,541
Derivative assets	15	12
	$1,812	$1,660

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2013, the weighted average life of customer accounts receivable was 28 days (2012 — 29 days) and the weighted average life of past-due customer accounts receivable was 61 days (2012 — 63 days). Late payment charges are levied, at an industry-based market rate, on outstanding non-current customer account balances.

notes to consolidated financial statements

As at December 31 (millions)	2013	2012
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$852	$860
30-60 days past billing date	204	218
61-90 days past billing date	63	67
Greater than 90 days past billing date	53	72
	$1,172	$1,217
Customer accounts receivable (Note 25(a))	$1,212	$1,261
Allowance for doubtful accounts	(40)	(44)
	$1,172	$1,217

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2013	2012
Balance, beginning of period	$44	$36
Additions (doubtful accounts expense)	41	40
Net use	(45)	(32)
Balance, end of period	$40	$44

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries;

•                  maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•                  the sales of trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(e). As at December 31, 2012, we had access to a shelf prospectus, in effect until November 2013, pursuant to which we could offer $2.0 billion of debt or equity securities. We offered $1.7 billion of debt securities pursuant to the November 2013 shelf prospectus during the year ended December 31, 2013. During the year ended December 31, 2013, we renewed our shelf prospectus, in effect until December 2015, pursuant to which we could offer $3.0 billion of debt or equity securities. In November 2013, we offered $800 million of debt securities pursuant to the December 2015 shelf prospectus. As at December 31, 2013, we can offer $2.2 billion of debt or equity securities pursuant to the December 2015 shelf prospectus. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

notes to consolidated financial statements

	Non-derivative				Derivative
	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment	Currency swap agreement amounts to be exchanged
As at December 31, 2013 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18(c))(2)	(Receive)	Pay	Total
2014
First quarter	$1,116	$2	$60	$156	$(72)	$70	$1,332
Balance of year	525	403	313	—	(127)	124	1,238
2015	49	—	988	—	—	—	1,037
2016	5	—	922	—	—	—	927
2017	4	—	994	—	—	—	998
2018	2	—	276	—	—	—	278
Thereafter	5	—	7,505	—	—	—	7,510
Total	$1,706	$405	$11,058	$156	$(199)	$194	$13,320

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2013.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2015.

	Non-derivative				Derivative
	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment	Currency swap agreement amounts to be exchanged
As at December 31, 2012 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18(c))(2)	(Receive)	Pay	Total
2013
First quarter	$881	$3	$297	$180	$(51)	$51	$1,361
Balance of year	526	5	558	—	(90)	88	1,087
2014	5	405	997	—	—	—	1,407
2015	47	—	889	—	—	—	936
2016	2	—	824	—	—	—	826
2017	2	—	895	—	—	—	897
Thereafter	5	—	3,783	—	—	—	3,788
Total	$1,468	$413	$8,243	$180	$(141)	$139	$10,302

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2012.

(2)        The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2015.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the years ended December 31, 2013 and 2012, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon a hypothetical change having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions in the reporting period. (This differs from the sensitivity analysis in (g), which isolates the statement of financial position date hypothetical effects.) Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and comprehensive income		Capital expenditures
Years ended December 31 (increase (decrease) in millions)	2013	2012	2013	2012
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$14	$23	$(17)	$(20)
Canadian dollar depreciates	$(14)	$(23)	$17	$20

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

notes to consolidated financial statements

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of 10 years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities (Note 21(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates but the associated cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of our interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

(f)           Other price risk

Provisions

We are exposed to other price risk arising from written put options provided for non-controlling interests, as discussed further in Note 17(e).

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

Long-term investments

We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating equity share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements had been entered into that established a cap on our cost associated with our net-cash settled share options (Note 13(b)) and others have been entered into that fix the cost associated with our restricted stock units (Note 13(c)).

notes to consolidated financial statements

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2013 and 2012, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our equity shares’ prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant principal amounts and notional amounts at the statement of financial position date have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2013	2012	2013	2012	2013	2012
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(10)	$(6)	$(4)	$(4)	$(14)	$(10)
Canadian dollar depreciates	$6	$6	$4	$4	$10	$10

25 basis point change in market interest rate
Rate increases	$(1)	$(1)	$—	$—	$(1)	$(1)
Rate decreases	$1	$1	$—	$—	$1	$1

25%(2)(3) change in equity share price(4)
Price increases	$(4)	$(3)	$11	$7	$7	$4
Price decreases	$4	$3	$(11)	$(7)	$(7)	$(4)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the equity share price.

(2)         See Note 13(b)-(c) for further information about the change in the equity instruments underlying share-based compensation.

(3)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology, the volatility of our Common Share price as at December 31, 2013, was 16.5% (2012 — Non-Voting Share price, 20.4%); reflecting the twelve-month data period ended December 31, 2013, the volatility was 20.0% (2012 — Non-Voting Share price, 8.5%).

(4)         The hypothetical effects of changes in the prices of our equity shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair value of our investments accounted for as available-for-sale is based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

notes to consolidated financial statements

The fair values of the derivative financial instruments we use to manage exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2013	2012	2013	2012	2013	2012	2013	2012
Assets
Foreign exchange derivatives	$5	$2	$—	$—	$5	$2	$—	$—
Share-based compensation derivatives	10	10	—	—	10	10	—	—
Available-for-sale portfolio investments	30	45	11	29	19	16	—	—
	$45	$57	$11	$29	$34	$28	$—	$—
Liabilities
Foreign exchange derivatives	$1	$—	$—	$—	$1	$—	$—	$—

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			2013		2012
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying amount	Notional amount	Fair value and carrying amount
Current Assets(1)
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(2)	2014	$104	$3	$59	$1
Currency risks arising from U.S. dollar denominated purchases	HFH(3)	2014	$57	2	$59	1
Currency risks arising from Euro denominated purchases	HFT(2)	2014	$1	—	$—	—
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2014	$4	1	$24	7
				$6		$9
Other Long-Term Assets(1)
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2015	$88	$9	$31	$3
Current Liabilities(1)
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(2)	2014	$32	$1	$20	$—

(1)        Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

notes to consolidated financial statements

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	2013		2012
As at December 31 (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$7,493	$7,935	$6,256	$7,109

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Years ended December 31 (millions)	2013	2012	Location	2013	2012
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$6	$—	Goods and services purchased	$5	$2
Changes in share-based compensation costs (Note 13(c))	12	13	Employee benefits expense	12	14
Interest rate risk associated with possible future debt issuance	—	(3)	Financing costs	—	—
	$18	$10		$17	$16

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Gain recognized in income on derivatives
Years ended December 31 (millions)	Location	2013	2012
Derivatives used to manage currency risks	Financing costs	$11	$2
Derivatives used to manage changes in share-based compensation costs	Employee benefits expense	—	1
		$11	$3

5                 segmented information

General

Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision-maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. The Wireless segment includes voice, data and equipment sales. The Wireline segment includes data (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; and healthcare solutions), voice local, voice long distance, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

notes to consolidated financial statements

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted – Note 2(a))		(adjusted – Note 2(a))				(adjusted – Note 2(a))
Operating revenues
External revenue	$6,130	$5,845	$5,274	$5,076	$—	$—	$11,404	$10,921
Intersegment revenue	47	41	169	170	(216)	(211)	—	—
	$6,177	$5,886	$5,443	$5,246	$(216)	$(211)	$11,404	$10,921
EBITDA(1)	$2,604	$2,458	$1,414	$1,401	$—	$—	$4,018	$3,859
CAPEX, excluding spectrum licences(2)	$712	$711	$1,398	$1,270	$—	$—	$2,110	$1,981
EBITDA less CAPEX, excluding spectrum licences	$1,892	$1,747	$16	$131	$—	$—	$1,908	$1,878
					Operating revenues (above)		$11,404	$10,921
					Goods and services purchased		4,962	4,820
					Employee benefits expense		2,424	2,242
					EBITDA (above)		4,018	3,859
					Depreciation		1,380	1,422
					Amortization		423	443
					Operating income		2,215	1,994
					Financing costs		447	374
					Income before income taxes		$1,768	$1,620

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the Consolidated Statement of Cash Flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location of where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

6                 other operating income

Years ended December 31 (millions)	Note	2013	2012
Government assistance, including deferral account amortization		$55	$58
Investment income (loss)		(1)	—
Interest income	18(c)	2	1
Gain on disposal of assets and other		12	10
		$68	$69

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such receipts in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to subsidize the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2013, our subsidy receipts were $24 million (2012 — $27 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated notes to consolidated financial statements

as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2013 was 0.53% and the interim rate for 2014 has been similarly set at 0.53%. For the year ended December 31, 2013, our contributions to the central fund, which are accounted for as goods and services purchased, were $29 million (2012 — $36 million).

Government of Québec

Salaries for qualifying employment positions in the province of Québec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2013, we recorded $7 million (2012 — $11 million).

7                 employee benefits expense

Years ended December 31 (millions)	Note	2013	2012
			(adjusted – Note 2(a))
Employee benefits expense – gross
Wages and salaries		$2,321	$2,211
Share-based compensation	13	105	74
Pensions – defined benefit	14(b)	108	103
Pensions – defined contribution	14(g)	77	70
Restructuring costs	15(b)	71	38
Other		151	129
		2,833	2,625
Capitalized internal labour costs
Property, plant and equipment		(286)	(266)
Intangible assets subject to amortization		(123)	(117)
		(409)	(383)
		$2,424	$2,242

8                 financing costs

Years ended December 31 (millions)	Note	2013	2012
			(adjusted – Note 2(a))
Interest expense(1)
Interest on long-term debt		$363	$338
Interest on short-term borrowings and other		9	12
Interest accretion on provisions	20	8	5
Long-term debt prepayment premium	21(b)	23	—
		403	355
Employee defined benefit plans net interest	14(b)-(c)	54	42
Foreign exchange		(2)	(8)
		455	389
Interest income
Interest on income tax refunds		(4)	(14)
Other		(4)	(1)
		(8)	(15)
		$447	$374

(1)         No financing costs were capitalized to property, plant, equipment and/or intangible assets during the years ended December 31, 2013 and 2012.

notes to consolidated financial statements

9                 income taxes

(a)         Expense composition and rate reconciliation

Years ended December 31 (millions)	2013	2012
		(adjusted – Note 2(a))
Current income tax expense (recovery)
For current reporting period	$457	$331
Consequential adjustments from reassessment of prior year income tax issues	(4)	(37)
	453	294
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	9	86
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22	12
Consequential adjustments from reassessment of prior year income tax issues	(10)	24
	21	122
	$474	$416

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2013		2012
			(adjusted – Note 2(a))
Basic blended income tax at weighted average statutory income tax rates	$461	26.1%	$415	25.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22		12
Income tax rate differential on, and consequential adjustments from, reassessment of prior year income tax issues	(14)		(13)
Other	5		2
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$474	26.8%	$416	25.7%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2013	2012
Basic federal rate	14.7%	14.7%
Weighted average provincial rate	10.8	10.3
Other income tax jurisdictions	0.6	0.7
	26.1%	25.7%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations and legislation are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the Consolidated Statements of Income and Other Comprehensive Income for each temporary difference are estimated as follows:

(millions)	Property, plant and equipment and intangible assets subject to amortization	Intangible assets with indefinite lives	Partnership income unallocated for income tax purposes	Net pension and share- based compensation amounts	Reserves not currently deductible	Losses available to be carried forward(1)	Other	Net deferred income tax liability
				(adjusted – Note 2(a))				(adjusted – Note 2(a))
As at January 1, 2012	$394	$1,113	$421	$(246)	$(86)	$(35)	$39	$1,600
Recognized in
Net income	62	40	35	8	(11)	2	(14)	122
Other comprehensive income	—	—	—	(104)	—	—	3	(101)
Business acquisitions and other	—	2	—	—	—	—	1	3
As at December 31, 2012	456	1,155	456	(342)	(97)	(33)	29	1,624
Recognized in
Net income	84	35	(58)	(18)	11	(3)	(30)	21
Other comprehensive income	—	—	—	342	—	—	(1)	341
Business acquisitions and other	—	45	—	—	(4)	(118)	(18)	(95)
As at December 31, 2013	$540	$1,235	$398	$(18)	$(90)	$(154)	$(20)	$1,891

(1)          We expect to be able to utilize our non-capital losses prior to expiry.

notes to consolidated financial statements

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no deferred income tax liabilities have been recognized. In our specific instance this is relevant to our investment in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although we are in a position to control the timing and reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, we do recognize all potential taxes for repatriation of substantially all unremitted earnings of our non-Canadian subsidiaries.

(c)          Other

We have net capital losses and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $4 million (2012 — $4 million) in our Canadian income tax returns. During the year ended December 31, 2013, we recognized the benefit of $NIL (2012 — $1 million) in net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2013, we recorded Investment Tax Credits of $9 million (2012 — $8 million). Of the Investment Tax Credits we recorded during the year ended December 31, 2013, $5 million (2012 — $5 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

notes to consolidated financial statements

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))			Cumulative	Change in unrealized fair
Years ended December 31 (millions)	Gains arising in current period	Prior period (gains) transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	Employee defined benefit plan re-measurements(1)	Other comprehensive income
							(adjusted — Note 2(a))
Accumulated balance as at January 1, 2012			$7	$4	$—	$11
Other comprehensive income (loss)
Amount arising	$10	$(16)	(6)	—	38	32	$(390)	$(358)
Income taxes	$2	$(4)	(2)	—	5	3	(104)	(101)
Net			(4)	—	33	29	$(286)	$(257)
Accumulated balance as at December 31, 2012			3	4	33	40
Other comprehensive income (loss)
Amount arising	$18	$(17)	1	4	(15)	(10)	$1,340	$1,330
Income taxes	$5	$(4)	1	—	(2)	(1)	342	341
Net			—	4	(13)	(9)	$998	$989
Accumulated balance as at December 31, 2013			$3	$8	$20	$31

(1)   The amounts arising presented as employee defined benefit plan re-measurements are comprised as follows:

	2013			2012
Years ended December 31	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note 14(c))	Total	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note 14(c))	Total
Actual return on plan assets greater (less) than discount rate	$717	$—	$717	$266	$(1)	$265
Re-measurements arising from:
Demographic assumptions	(299)	(1)	(300)	7	7	14
Financial assumptions	973	2	975	(667)	(2)	(669)
Changes in the effect of limiting the net defined benefit assets to the asset ceiling	(54)	2	(52)	—	—	—
	$1,337	$3	$1,340	$(394)	$4	$(390)

As at December 31, 2013, our estimate of the net amount of existing gains arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $NIL.

notes to consolidated financial statements

11          per share amounts

Basic net income per equity share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period. Diluted net income per equity share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted net income for all periods presented.

Years ended December 31 (millions*)	2013	2012
Basic total weighted average number of equity shares outstanding	640	651
Effect of dilutive securities
Share option awards	3	4
Diluted total weighted average number of equity shares outstanding	643	655

For the year ended December 31, 2013, certain outstanding share option awards, in the amount of NIL (2012 — 1 million*), were not included in the computation of diluted net income per equity share because the share option awards’ exercise prices were greater than the average market price of the equity shares during the reported periods.

12          dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2013				2012
	Declared		Paid to		Declared		Paid to
Equity share dividends	Effective	Per share*	shareholders	Total	Effective	Per share*	shareholders	Total
Quarter 1 dividend	Mar. 11, 2013	$0.32	Apr. 1, 2013	$209	Mar. 9, 2012	$0.290	Apr. 2, 2012	$189
Quarter 2 dividend	Jun. 10, 2013	0.34	Jul. 2, 2013	222	Jun. 8, 2012	0.305	Jul. 3, 2012	198
Quarter 3 dividend	Sep. 10, 2013	0.34	Oct. 1, 2013	213	Sep. 10, 2012	0.305	Oct. 1, 2012	199
Quarter 4 dividend	Dec. 11, 2013	0.36	Jan. 2, 2014	222	Dec. 11, 2012	0.320	Jan. 2, 2013	208
		$1.36		$866		$1.220		$794

On February 12, 2014, the Board of Directors declared a quarterly dividend of $0.36 per share on our issued and outstanding Common Shares payable on April 1, 2014, to holders of record at the close of business on March 11, 2014. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2014.

(b)         Dividend Reinvestment and Share Purchase Plan

General

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of equity shares may acquire equity shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends

We may, at our discretion, offer the equity shares at a discount of up to 5% from the market price. We opted to have the trustee acquire the equity shares in the stock market with no discount offered. In respect of equity share dividends declared during the year ended December 31, 2013, $50 million (2012 — $32 million) was to be reinvested in equity shares.

Optional cash payments

Under the share purchase feature of the Plan, eligible shareholders can, on a monthly basis, make optional cash payments and purchase our Common Shares at market price without brokerage commissions or service charges; such purchase are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2013			2012
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$6	$—	$6	$6	$—	$6
Restricted stock units(1)	65	(47)	18	37	(34)	3
Employee share purchase plan	34	(34)	—	31	(31)	—
	$105	$(81)	$24	$74	$(65)	$9

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2013, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $15 million (2012 — $14 million). For the year ended December 31, 2013, the income tax benefit arising from share-based compensation was $26 million (2012 — $17 million).

(b)         Share option awards

General

We use share option awards as a form of retention and incentive compensation. Employees may receive options to purchase equity shares at a price equal to the fair market value at the time of grant. Share option awards granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed 10 years.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The following table presents a summary of the activity related to our share option plans.

	2013*		2012*
Years ended December 31	Number of share options*	Weighted average share option price*	Number of share options*	Weighted average share option price*
Outstanding, beginning of period	14,541,378	$21.52	19,147,402	$19.71
Granted	—	$—	2,144,144	$29.19
Exercised(1)	(6,011,649)	$19.26	(6,191,574)	$18.73
Forfeited	(369,386)	$24.97	(497,252)	$20.40
Expired	(58,490)	$21.57	(61,342)	$14.75
Outstanding, end of period	8,101,853	$23.03	14,541,378	$21.52

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2013, was $94 million (2012 — $65 million) (reflecting a weighted average price at the dates of exercise of $34.98 per share*  (2012 — $ 29.22 per share*)).

The following table reconciles the number of share options exercised and the associated number of equity shares issued.

Years ended December 31	2013*	2012*
Equity shares issued pursuant to exercise of share options	200	104,800
Equity shares issued or issuable pursuant to use of share option award net-equity settlement feature	2,686,746	2,124,042
Impact of our choosing to settle share option award exercises using net-equity settlement feature	3,324,703	3,962,732
Share options exercised	6,011,649	6,191,574

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

The following is a life and exercise price stratification of our share options outstanding, all of which are for Common Shares, as at December 31, 2013.

						Options exercisable
							Weighted
Options outstanding						Number of	average
Range of option prices*					Total	shares*	price*
Low	$14.91	$20.78	$25.01	$30.15	$14.91
High	$19.84	$24.63	$29.48	$32.32	$32.32
Year of expiry and number of shares*
2014	—	3,460	399,041	19,510	422,011	422,011	$28.40
2015	3,260	951,155	—	—	954,415	954,415	$21.95
2016	744,368	—	—	—	744,368	744,368	$15.32
2017	1,256,631	75,260	—	—	1,331,891	1,321,151	$16.66
2018	—	2,577,774	93,650	—	2,671,424	—	$—
2019	—	—	1,961,254	16,490	1,977,744	—	$—
	2,004,259	3,607,649	2,453,945	36,000	8,101,853	3,441,945
Weighted average remaining contractual life (years)	2.8	3.4	4.5	2.8	3.6
Weighted average price*	$16.00	$22.87	$28.88	$31.88	$23.03
Aggregate intrinsic value(1) (millions)	$41	$49	$19	$—	$109

Options exercisable
Number of shares*	2,004,259	1,019,135	399,041	19,510	3,441,945
Weighted average remaining contractual life (years)	2.8	1.3	0.2	0.4	2.0
Weighted average price*	$16.00	$21.96	$28.28	$32.04	$19.28
Aggregate intrinsic value(1) (millions)	$41	$15	$3	$—	$59

(1)         The aggregate intrinsic value is calculated based on the December 31, 2013, price of $36.56 per Common Share.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2012
Share option award fair value (per share option) *	$3.68
Risk free interest rate	1.7%
Expected lives(1) (years)	4.75
Expected volatility	22.9%
Dividend yield	4.2%

(1)         The maximum contractual term of the share option awards granted in 2012 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of our outstanding share option awards that were granted prior to January 1, 2005, had a net-cash settlement feature; the optionee had the choice of exercising such a share option award using the net-cash settlement feature. The outstanding share option awards with this feature largely took on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized was their grant-date fair values.

We entered into a cash-settled equity swap agreement that established a cap on our cost associated with substantially all of the outstanding share option awards with this feature.

As at December 31, 2012, all share option awards with the net-cash settlement feature had been exercised, forfeited or had expired and thus none remained outstanding.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would have arisen thereon had it been an issued and outstanding equity share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units generally become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to our restricted stock units.

	2013			2012
	Number of restricted stock units*		Weighted average grant-date	Number of restricted stock units*		Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value*	Non-vested	Vested	fair value*
Outstanding, beginning of period
Non-vested	2,937,872	—	$26.29	2,943,672	—	$20.30
Vested	—	24,864	$24.10	—	31,902	$19.19
Issued
Initial award	2,523,819	—	$34.78	1,462,912	—	$29.15
In lieu of dividends	192,553	287	$34.15	144,226	174	$30.26
Vested	(1,674,511)	1,674,511	$24.57	(1,501,202)	1,501,202	$17.45
Settled in cash	—	(1,680,903)	$24.41	—	(1,508,372)	$17.36
Forfeited and cancelled	(146,436)	—	$29.31	(111,736)	(42)	$20.97
Outstanding, end of period
Non-vested	3,833,297	—	$32.73	2,937,872	—	$26.29
Vested	—	18,759	$32.47	—	24,864	$24.10

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at December 31, 2013, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units*	Our fixed cost per restricted stock unit*	Number of variable-cost restricted stock units*	Total number of non-vested restricted stock units*
2014	130,000	$33.30	185,201	315,201
2015	2,642,000	$34.63	876,096	3,518,096
	2,772,000		1,061,297	3,833,297

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to contribute a percentage between 20% and 40% as designated by us. For the years ended December 31, 2013 and 2012, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

Years ended December 31 (millions)	2013	2012
Employee contributions	$93	$84
Employer contributions	34	31
	$127	$115

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

Under this plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2013 and 2012, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

14          employee future benefits

We have a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2013 and 2012, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant is a reflection of developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total accrued benefit obligations. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months. The plan comprises less than one-tenth of our total accrued benefit obligation.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid. These plans comprise less than 5% of our total accrued benefit obligation.

We have three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory, are comprised of a healthcare plan for retired employees and a life insurance plan; a disability income plan was settled during fiscal 2013. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. The disability income plan settled in fiscal 2013 provided payments to previously approved claimants and qualified eligible employees.

notes to consolidated financial statements

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in effect until December 31, 2015, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan and are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2013 and 2012, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employee participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer three defined contribution pension plans, which are contributory, and are the pension plans that we sponsor that are available to non-unionized and certain unionized employees. Generally, employees annually can choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and match 80% of employee contributions greater than that. Generally, membership in a defined contribution pension plan is voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

(a)         Defined benefit plans — funded status overview

Information concerning our defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2013	2012	2013	2012
		(adjusted – Note 2(a))
ACCRUED BENEFIT OBLIGATION:
Balance at beginning of year	$8,511	$7,748	$67	$75
Current service cost	131	124	—	—
Past service cost	1	3	—	—
Interest cost	329	345	2	2
Actuarial loss (gain) arising from:
Demographic assumptions	299	(7)	1	(7)
Financial assumptions	(973)	667	(2)	2
Settlements	—	—	(21)	—
Benefits paid	(388)	(369)	(5)	(5)
Balance at end of year	7,910	8,511	42	67
PLAN ASSETS:
Fair value at beginning of year	7,147	6,751	23	26
Return on plan assets
Notional interest income on plan assets at discount rate	276	304	1	1
Actual return on plan assets greater (less) than discount rate	717	266	—	(1)
Settlements	—	—	(21)	—
Contributions
Employer contributions (e)	198	171	2	2
Employees’ contributions	29	30	—	—
Benefits paid	(388)	(369)	(5)	(5)
Administrative fees	(5)	(6)	—	—
Fair value at end of year	7,974	7,147	—	23
Effect of asset ceiling limit
Beginning of year	(5)	(5)	(2)	(2)
Change	(54)	—	2	—
End of year	(59)	(5)	—	(2)
Fair value of plan assets at end of year, net of asset ceiling limit	7,915	7,142	—	21
FUNDED STATUS — PLAN SURPLUS (DEFICIT)	$5	$(1,369)	$(42)	$(46)

notes to consolidated financial statements

The plan surplus (deficit) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	Note	2013	2012
Funded status — plan surplus (deficit)
Pension benefit plans		$5	$(1,369)
Other benefit plans		(42)	(46)
		$(37)	$(1,415)
Presented in the Consolidated Statements of Financial Position as:
Other long-term assets	25(a)	$325	$—
Other long-term liabilities	25(a)	(362)	(1,415)
		$(37)	$(1,415)

The measurement date used to determine the plan assets and accrued benefit obligations was December 31.

(b)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense (recovery) was as follows:

	2013				2012
Years ended December 31 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total
					(adjusted – Note 2(a))
Current service cost	$102	$—	$—	$102	$94	$—	$—	$94
Past service cost	1	—	—	1	3	—	—	3
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	329	—	329	—	345	—	345
Return, including interest income, on plan assets(1)	—	(276)	(717)	(993)	—	(304)	(266)	(570)
	—	53	(717)	(664)	—	41	(266)	(225)
Administrative fees	5	—	—	5	6	—	—	6
Re-measurements arising from:
Demographic assumptions	—	—	299	299	—	—	(7)	(7)
Financial assumptions	—	—	(973)	(973)	—	—	667	667
	—	—	(674)	(674)	—	—	660	660
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	54	54	—	—	—	—
	$108	$53	$(1,337)	$(1,176)	$103	$41	$394	$538

(1)         The interest income on plan assets included in the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2013			2012
As at December 31 (millions)	Accrued benefit obligations	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligations	Plan assets	Funded status – plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$6,893	$7,218	$325	$21	$21	$—
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	761	697	(64)	8,218	7,121	(1,097)
Unfunded	256	—	(256)	272	—	(272)
	1,017	697	(320)	8,490	7,121	(1,369)
	$7,910	$7,915	$5	$8,511	$7,142	$(1,369)

As at December 31, 2013 and 2012, undrawn letters of credit secured certain of the unfunded defined benefit pension plans.

notes to consolidated financial statements

Accumulated pension benefit obligations

Accumulated benefit obligations are based upon a hypothetical assumption that the plans would be terminated as at the date of the statement of financial position and thus differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. Our disaggregation of defined benefit pension plan accumulated benefit obligations and plan assets at year-end is as follows:

	2013			2012
As at December 31 (millions)	Accumulated benefit obligations	Plan assets	Difference	Accumulated benefit obligations	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$6,597	$7,218	$621	$562	$577	$15
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	707	697	(10)	7,308	6,565	(743)
Unfunded	232	—	(232)	248	—	(248)
	939	697	(242)	7,556	6,565	(991)
	$7,536	$7,915	$379	$8,118	$7,142	$(976)

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2013, are as follows:

Years ending December 31 (millions)
2014	$403
2015	417
2016	431
2017	445
2018	457
2019-2023	2,403

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2013	2012	2013	2012	2013	2012
Asset class
Equity securities
Canadian	$2,394	$2,151	$1,724	$1,602	$670	$549
Foreign	2,491	2,076	1,938	1,481	553	595
Debt securities
Issued by national, provincial or local governments	1,309	1,081	1,023	814	286	267
Corporate debt securities	790	967	—	—	790	967
Asset-backed securities	31	38	—	—	31	38
Commercial mortgages	319	195	—	—	319	195
Cash and cash equivalents	182	222	6	2	176	220
Real estate	458	417	27	33	431	384
	7,974	7,147	$4,718	$3,932	$3,256	$3,215
Effect of asset ceiling limit	(59)	(5)
	$7,915	$7,142

As at December 31, 2013, we administered pension benefit trusts that held TELUS Corporation shares and debt with fair values of approximately $NIL (2012 — $2 million) and $9 million (2012 — $9 million), respectively. As at December 31, 2013 and 2012, pension benefit trusts that we administered did not lease real estate to us.

notes to consolidated financial statements

(c)          Other defined benefit plans — details

Expense

Our other defined benefit plan expense was as follows:

	2013			2012
Years ended December 31 (millions) Recognized in	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Financing costs (Note 8)	Other comp. income (Note 10)	Total
				(adjusted – Note 2(a))
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	$2	$—	$2	$2	$—	$2
Return, including interest income, on plan assets(1)	(1)	—	(1)	(1)	1	—
	1	—	1	1	1	2
Re-measurements arising from:
Demographic assumptions	—	1	1	—	(7)	(7)
Financial assumptions	—	(2)	(2)	—	2	2
	—	(1)	(1)	—	(5)	(5)
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	(2)	(2)	—	—	—
	$1	$(3)	$(2)	$1	$(4)	$(3)

(1)         The interest income on plan assets included in the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of other defined benefit plan surpluses and deficits at year-end is as follows:

	2013			2012
As at December 31 (millions)	Accrued benefit obligations	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligations	Plan assets	Funded status – plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$—	$—	$—	$21	$21	$—
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	42	—	(42)	46	—	(46)
	$42	$—	$(42)	$67	$21	$(46)

Future benefit payments

Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2013, are as follows:

Years ending December 31 (millions)
2014	$2
2015	2
2016	2
2017	2
2018	2
2019-2023	9

Fair value measurements

As at December 31, 2012, we had only one other funded defined benefit plan and it had only one asset, an experience-related underwriting agreement, which does not have a fair value determinable by reference to a quoted price in an active market for an identical item; during the year ended December 31, 2013, this plan was settled.

(d)         Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

notes to consolidated financial statements

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in our securities; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors. Externally managed funds are permitted to invest in our securities, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20-30% of total plan assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of plan assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations.

As at December 31, 2013, the present value-weighted average timing of obligation estimated cash flows (duration) of the defined benefit pension plans was 13.0 years (2012 — 13.9 years) and of the other defined benefit plans was 8.1 years (2012 — 7.1 years).

Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations

Our defined benefit plans’ target asset allocations and actual asset allocations are as follows:

	Pension benefit plans			Other benefit plans(1)
	Target allocation	Percentage of plan assets at end of year
	2014	2013	2012	2012
Equity securities	45-60%	61%	59%	—
Debt securities	35-45%	33%	35%	—
Real estate	4-8%	6%	6%	—
Other	0-2%	—	—	100%
		100%	100%	100%

(1)     As at December 31, 2013, we only had unfunded other benefit plans, therefore there were no assets in these plans as at that date and there is no target allocation for 2014.

notes to consolidated financial statements

(e)          Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2014 employer contributions to our defined benefit plans are approximately $105 million for defined benefit pension plans and $1 million for other defined benefit plans. These estimates are based upon the mid-year 2013 annual funding reports that were prepared by actuaries using December 31, 2012, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2014.

(f)           Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions that are used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2013 and 2012, we utilized the 1994 Uninsured Pensioner Mortality Table (UP94 Table) with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine a plan’s accrued benefit obligations, is based upon the yield on long-term, high-quality fixed term investments, and is set annually. The rate of future increases in compensation is based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Discount rate used to determine:
Net benefit costs for the year ended December 31	3.90%	4.50%	3.90%	4.50%
Accrued benefit obligations as at December 31	4.75%	3.90%	4.75%	3.90%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligations as at December 31	3.00%	3.00%	—	—

Sensitivity of key assumptions

The sensitivity of our key assumptions was as follows:

	Pension benefit plans				Other benefit plans
Years ended, or as at, December 31	2013		2012		2013		2012
Increase (decrease) (in millions)	Change in obligations	Change in expense	Change in obligations	Change in expense	Change in obligations	Change in expense	Change in obligations	Change in expense
Sensitivity of key assumptions to a hypothetical 25 basis point decrease(1) in:
Discount rate	$268	$16	$306	$(1)	$—	$—	$1	$—
Rate of future increases in compensation	$(23)	$(4)	$(31)	$(3)	$—	$—	$—	$—

(1)     These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the rate of future changes in compensation), which might magnify or counteract the sensitivities.

notes to consolidated financial statements

(g)         Defined contribution plans

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2013	2012
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	50	43
	$77	$70

We expect that our 2014 union pension plan and public service pension plan contributions will be approximately $27 million.

15          restructuring and other like costs

(a)         Details of restructuring and other like costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible asset expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Restructuring and other like costs are presented in the Consolidated Statements of Income and Other Comprehensive Income as set out in the following table:

Years ended December 31 (millions)	2013	2012
Goods and services purchased	$27	$10
Employee benefits expense	71	38
	$98	$48

(b)         Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2013, restructuring activities included ongoing efficiency initiatives such as: business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

	2013			2012
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$30	$—	$30	$15	$—	$15
Involuntary	43	—	43	25	—	25
Other	—	22	22	—	10	10
Reversal
Workforce
Involuntary	(2)	—	(2)	(2)	—	(2)
	71	22	93	38	10	48
Use
Workforce
Voluntary	31	—	31	21	—	21
Involuntary	38	—	38	20	—	20
Other	—	15	15	—	11	11
	69	15	84	41	11	52
Expenses greater (less) than disbursements	2	7	9	(3)	(1)	(4)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	33	26	59	36	27	63
Balance, end of period	$35	$33	$68	$33	$26	$59

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

notes to consolidated financial statements

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2012	$23,766	$2,473	$23	$1,622	$55	$372	$28,311
Additions(1)	569	21	—	42	—	980	1,612
Additions arising from business acquisitions (Note 17(e))	—	—	—	2	—	—	2
Dispositions, retirements and other	(1,126)	(16)	(17)	(80)	—	—	(1,239)
Assets put into service	795	142	—	38	—	(975)	—
As at December 31, 2012	24,004	2,620	6	1,624	55	377	28,686
Additions(1)	502	17	1	46	—	1,055	1,621
Additions arising from business acquisitions (Note 17(e))	2	1	—	5	—	—	8
Dispositions, retirements and other	(166)	(67)	(5)	(612)	—	—	(850)
Assets put into service	777	142	—	81	—	(1,000)	—
As at December 31, 2013	$25,119	$2,713	$2	$1,144	$55	$432	$29,465
Accumulated depreciation
As at January 1, 2012	$17,428	$1,560	$20	$1,339	$—	$—	$20,347
Depreciation	1,192	126	3	101	—	—	1,422
Dispositions, retirements and other	(1,127)	(12)	(17)	(92)	—	—	(1,248)
As at December 31, 2012	17,493	1,674	6	1,348	—	—	20,521
Depreciation	1,156	129	—	95	—	—	1,380
Dispositions, retirements and other	(171)	(69)	(4)	(620)	—	—	(864)
As at December 31, 2013	$18,478	$1,734	$2	$823	$—	$—	$21,037
Net book value
As at December 31, 2012	$6,511	$946	$—	$276	$55	$377	$8,165
As at December 31, 2013	$6,641	$979	$—	$321	$55	$432	$8,428

(1)         For the year ended December 31, 2013, additions include $(24) (2012 — $49) in respect of asset retirement obligations (see Note 20).

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at December 31, 2013, was $2.9 billion (2012 — $2.9 billion).

As at December 31, 2013, our contractual commitments for the acquisition of property, plant and equipment were $197 million over a period through to 2014 (2012 — $187 million over a period through to 2014).

notes to consolidated financial statements

17          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost

As at January 1, 2012	$245	$197	$2,701	$93	$165	$3,401	$4,867	$7	$4,874	$8,275	$4,025	$12,300
Additions	—	—	10	3	405	418	—	—	—	418	—	418
Additions arising from business acquisitions (e)	—	9	33	—	—	42	—	—	—	42	41	83
Dispositions, retirements and other	—	—	(240)	(1)	—	(241)	9	—	9	(232)	—	(232)
Assets put into service	—	—	385	—	(385)	—	—	—	—	—	—	—
As at December 31, 2012	245	206	2,889	95	185	3,620	4,876	7	4,883	8,503	4,066	12,569
Additions	—	—	7	3	455	465	67	—	67	532	—	532
Additions arising from business acquisitions (e)	—	11	5	2	—	18	225	—	225	243	35	278
Dispositions, retirements and other	—	—	(145)	(23)	—	(168)	—	—	—	(168)	—	(168)
Assets put into service and other	—	—	451	7	(451)	7	—	(7)	(7)	—	—	—
As at December 31, 2013	$245	$217	$3,207	$84	$189	$3,942	$5,168	$—	$5,168	$9,110	$4,101	$13,211

Accumulated amortization

As at January 1, 2012	$64	$60	$1,936	$62	$—	$2,122	$—	$—	$—	$2,122	$364	$2,486
Amortization	7	21	408	7	—	443	—	—	—	443	—	443
Dispositions, retirements and other	—	—	(242)	(1)	—	(243)	—	—	—	(243)	—	(243)
As at December 31, 2012	71	81	2,102	68	—	2,322	—	—	—	2,322	364	2,686
Amortization	13	28	376	6	—	423	—	—	—	423	—	423
Dispositions, retirements and other	—	2	(143)	(25)	—	(166)	—	—	—	(166)	—	(166)
As at December 31, 2013	$84	$111	$2,335	$49	$—	$2,579	$—	$—	$—	$2,579	$364	$2,943

Net book value
As at December 31, 2012	$174	$125	$787	$27	$185	$1,298	$4,876	$7	$4,883	$6,181	$3,702	$9,883
As at December 31, 2013	$161	$106	$872	$35	$189	$1,363	$5,168	$—	$5,168	$6,531	$3,737	$10,268

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2013, was $751 million (2012 — $683 million).

As at December 31, 2013, our contractual commitments for the acquisition of intangible assets were $43 million over a period through to 2018 (2012 — $119 million over a period through to 2018).

notes to consolidated financial statements

Subsequent to December 31, 2013, Industry Canada’s 700 MHz spectrum auction occurred. We have been advised that we were, provisionally, the successful auction participant on 30 spectrum licences. The amount for our provisionally awarded 700 MHz spectrum licences was approximately $1.14 billion. In accordance with the auction terms, 20% is to be remitted to Industry Canada by March 5, 2014, with the balance due April 2, 2014; we expect to fund our provisionally awarded 700 MHz spectrum licences through a combination of issuance of TELUS Corporation commercial paper (see Note 21(c)) and cash on hand. We do not have the right to commercially use the 30 spectrum licences until such time as Industry Canada reconfirms that we qualify as a radio communications carrier and that we comply with Canadian Ownership and Control rules.

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2013, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2014	$424
2015	323
2016	181
2017	85
2018	28

(c)          Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review by Industry Canada of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of the combination of these significant factors, in our judgment, our spectrum licences are currently considered to have indefinite lives.

(d)         Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for us.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2013	2012	2013	2012	2013	2012
Wireless	$5,168	$4,883	$2,657	$2,644	$7,825	$7,527
Wireline	—	—	1,080	1,058	1,080	1,058
	$5,168	$4,883	$3,737	$3,702	$8,905	$8,585

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future.

We validate our value in use calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market values.

notes to consolidated financial statements

Key assumptions

The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections (including judgment about the allocation of future capital expenditures supporting both wireless and wireline operations), associated economic risk assumptions and estimates of achieving key operating metrics and drivers; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates. In the normal course, we make changes to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The cash flow projection key assumptions are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2013 annual test purposes, at a consolidated pre-tax notional rate of 10.13% (2012 — 9.06%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2013 annual test purposes, using perpetual growth rates of 1.75% (2012 — 1.75%) for the wireless cash-generating unit and 0.50% (2012 — 0.50%) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of our cash-generating units’ recoverable amounts is based would not cause the cash-generating units’ carrying amounts (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2013 annual test, a component of which was future weighted cost of capital changes. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; under this scenario as well, we would be able to recover the carrying value of our intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)          Business acquisitions

Public Mobile Holdings Inc.

During the year ended December 31, 2013, we entered into an agreement to acquire 100% of Public Mobile Holdings Inc., a Canadian wireless communications operator focused on the Toronto and Montreal markets. The transaction was subject to conditions that included approval by Industry Canada (such approval was received October 23, 2013) and the Competition Bureau (such approval was received November 29, 2013). The investment was made with a view to growing our Wireless segment operations, including acquiring additional spectrum licences. Public Mobile Holdings Inc.’s results of operations were included in our Wireless segment results effective November 29, 2013.

The fair values of the net identifiable assets acquired were less than the purchase price largely due to the recognition of provisions and such resulting difference was recognized as goodwill. The provisions recognized included amounts in respect of asset retirement obligations, severance, contract termination costs and onerous contracts. The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Various

During the years ended December 31, 2013 and 2012, we acquired multiple businesses (including TELUS-branded wireless dealership businesses) complementary to our existing lines of business; with the exception of one acquisition of 55% of the shares of a business in 2012, all acquisitions were for 100% ownership. There was $5 million (2012 — $1 million) of contingent consideration recorded in association with the transactions, payment of which is dependent upon achieving revenue, gross customer contract growth and employee retention targets through 2015.

In respect of the 55% acquired business, we concurrently provided two written put options to the remaining selling shareholder: the first of these is for 40% of the shares and would become exercisable December 31, 2015, if certain business metrics are achieved; and the second of these is for the remaining 5% of the shares and would become exercisable no later than 18 months after the exercise of the first written put option. The first and second written put options set out that the share pricing methodology will be dependent upon the future earnings and market value, respectively, of the acquired business. The acquisition-date fair value of the puttable shares held by the non-controlling shareholder has been recorded as a provision, as further discussed in Note 20. Also concurrent with our acquisition of the initial 55% economic interest, the non-controlling shareholder provided us with two purchased call options, which notes to consolidated financial statements

substantially mirror the written put options except that we can exercise our first purchased call option prior to December 31, 2015, if certain business financial metrics are exceeded.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic locations of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed in the Public Mobile Holdings Inc. and individually immaterial acquisitions are as set out in the following table:

	2013			2012
	Public Mobile Holdings Inc.(1)	Individually immaterial acquisitions(2)	Total	Individually immaterial acquisitions(2)
Years ended December 31 As at acquisition-date fair values (millions)	November 29, 2013	Various		Various
Assets
Current assets
Cash	$21	$—	$21	$2
Accounts receivable(3)	—	1	1	4
Other	10	1	11	—
	31	2	33	6
Non-current assets
Property, plant and equipment	5	3	8	2
Intangible assets subject to amortization(4)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	—	11	11	9
Software	—	5	5	33
Other	2	—	2	—
Intangible assets with indefinite lives — spectrum licences	225	—	225	—
Deferred income taxes	92	2	94	—
	324	21	345	44
Total identifiable assets acquired	355	23	378	50
Liabilities
Current liabilities
Accounts payable and accrued liabilities; other	46	—	46	5
Advance billings and customer deposits	4	7	11	—
Provisions	51	—	51	—
	101	7	108	5
Non-current liabilities
Provisions	15	—	15	—
Other	—	3	3	2
	15	3	18	2
Total liabilities assumed	116	10	126	7
Net identifiable assets acquired	239	13	252	43
Goodwill	11	24	35	41
Net assets acquired	$250	$37	$287	$84
Acquisition effected by way of:
Cash consideration	$250	$30	$280	$46
Accounts payable and accrued liabilities	—	2	2	5
Provisions	—	5	5	31
Re-measured pre-acquisition interest at acquisition-date fair value	—	—	—	2
	$250	$37	$287	$84

(1)         The purchase price allocation, specifically in respect of intangible asset valuation and provision measurement, has not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Public Mobile Holdings Inc.’s books and records. Upon having sufficient time to review Public Mobile Holdings Inc.’s books and records, we expect to finalize our purchase price allocation.

(2)         Includes TELUS-branded wireless dealership businesses.

(3)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

notes to consolidated financial statements

(4)         Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests; software; and other are expected to be amortized over periods of six years; five years; and three years, respectively.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the Public Mobile Holdings Inc. transaction noted above had been completed at the beginning of the fiscal period presented; the effects of the individually immaterial acquistions are immaterial in total and have not been included.

	2013
Year ended December 31 (millions except per share amounts)	As currently reported(1)	Pro forma(2)
Operating revenues	$11,404	$11,500
Net income	$1,294	$1,247
Net income per equity share*
Basic	$2.02	$1.95
Diluted	$2.01	$1.94

(1)         Since the date of its acquisition, operating revenues and net income for the year ended December 31, 2013, include $9 and $(7), respectively, in respect of Public Mobile Holdings Inc.

(2)         Pro forma amounts for the year ended December 31, 2013, reflect Public Mobile Holdings Inc.; the results of the acquired business were included in our Consolidated Statements of Income and Other Comprehensive Income effective November 29, 2013, the date of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that would have been realized had the business acquisition been completed at the beginning of the period presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisition, net of the related income tax effects and excludes business integration costs and opportunities.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to consolidated financial statements

18          real estate joint ventures

(a)         General

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

In July 2013, we announced that we had partnered, as equals, with two arm’s-length parties (one of which is also the TELUS Garden arm’s-length partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2017, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at December 31 (millions)	2013	2012
ASSETS
Current assets
Cash and temporary investments, net	$2	$5
Sales contract deposits held by arm’s-length trustee	46	26
Other	5	6
	53	37
Non-current assets
Property under development
Residential condominiums (subject to sales contracts)	70	52
Investment property	119	57
	189	109
	$242	$146
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10	$7
Non-current liabilities
Sales contract deposits
Payable	19	—
Held by arm’s-length trustee	46	26
Construction credit facilities	102	54
Construction holdback liabilities	5	1
Other financial liabilities(1)	18	18
Liabilities	200	106
Owners’ equity
TELUS(2)	20	20
Other partners	22	20
	42	40
	$242	$146

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured (as set out in (c) following), are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amounts recorded by the real estate joint ventures differ from that recorded by us by the amount of the deferred gain on our real estate contributed (as set out in (c) following).

During the year ended December 31, 2013, the real estate joint ventures capitalized $3 million (2012 — $3 million) of financing costs.

notes to consolidated financial statements

(c)          Our transactions with the real estate joint ventures

	2013			2012
Years ended December 31 (millions)	Loans and receivables; other	Equity	Total	Loans and receivables; other	Equity	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$—	$—	$—	$(2)	$(2)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us	2	—	2	—	—	—
Our real estate contributed	—	—	—	11	28	39
Deferred gain on our remaining interest in our real estate contributed	—	—	—	—	(9)	(9)
Financing costs charged by us, excluding those arising from construction credit facilities	—	—	—	1	—	1
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	24	—	24	27	—	27
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we advanced(1) or contributed, excluding construction credit facilities	—	—	—	18	28	46
Cash repayment of loans and receivables, excluding construction credit facilities	—	—	—	(12)	—	(12)
Cash distribution	—	—	—	—	(18)	(18)
Cash payment arising from joint venture capital account rebalancing	—	—	—	—	(16)	(16)
	25	—	25	44	13	57
Net increase	25	—	25	44	11	55
Accounts with real estate joint ventures
Balance, beginning of period	44	11	55	—	—	—
Balance, end of period	$69	$11	$80	$44	$11	$55
Accounts with real estate joint ventures
Non-current assets(2)	$69	$11	$80	$45	$11	$56
Current and non-current liabilities	—	—	—	(1)	—	(1)
	$69	$11	$80	$44	$11	$55

(1)         As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, we have an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

(2)     Non-current loans and receivables are included in our Consolidated Statements of Financial Position as Other long-term assets.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at December 31, 2013, the real estate joint venture’s construction-related contractual commitments were approximately $146 million through to 2015 (2012 — $150 million through to 2015).

The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of a mixed-use tower. As at December 31, 2013, the real estate joint venture’s construction-related contractual commitments were approximately $8 million through to 2017.

Operating leases

We have a 20-year operating lease for our new national headquarter premises with the TELUS Garden real estate joint venture at market rates. The future minimum lease payments under the lease are as set out in Note 23(a). We have also entered into an operating lease letter of intent as an anchor tenant of the office component of the TELUS Sky real estate joint venture at market rates; minimum operating lease payments for the expected initial term of 20 years are estimated to approximate $136 million.

notes to consolidated financial statements

Construction credit facilities — TELUS Garden

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2013	2012
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(c)	$156	$180
Advances	25(a)	51	27
		207	207
Construction credit facilities commitment — other		206	206
		$413	$413

Other — TELUS Garden

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at December 31, 2013, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

19          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note  24(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain trade receivables up to a maximum of $500 million (2012 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2013, we had transferred, but continued to recognize, trade receivables of $458 million (2012 — $454 million). Short-term borrowings of $400 million (2012 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

notes to consolidated financial statements

20          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at January 1, 2012	$104	$37	$69	$210
Additions	2	40	48	90
Use	(2)	(41)	(36)	(79)
Reversal	—	(2)	—	(2)
Interest effect(1)	52	—	—	52
As at December 31, 2012	156	34	81	271
Additions(2)	27	88	78	193
Use	(1)	(71)	(31)	(103)
Reversal	—	(2)	(4)	(6)
Interest effect(1)	(27)	—	1	(26)
As at December 31, 2013	$155	$49	$125	$329
Current	$3	$33	$13	$49
Non-current	153	1	68	222
As at December 31, 2012	$156	$34	$81	$271
Current	$13	$49	$48	$110
Non-current	142	—	77	219
As at December 31, 2013	$155	$49	$125	$329

(1)         The difference, if any, between the interest effect in this table and the amount disclosed in Note 8 is in respect of any change in the discount rate applicable to the provision, such difference being included in the cost of the associated asset(s).

(2)         Asset retirement obligation additions include $17, employee related additions include $15 and other additions include $34 arising from a business acquisition, as disclosed in Note 17(e).

Asset retirement obligation

We recognize liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15) and business acquisition-related severance. The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal disputes; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23(c), we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we have established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have provided for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. Cash outflows for the written put options are not expected to occur prior to their initial exercisability in December 2015. The majority of cash outflows in respect of contract termination costs and onerous contracts acquired are expected to occur in 2014.

notes to consolidated financial statements

21          long-term debt

(a)         Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2013	2012
TELUS Corporation Notes
CB	5.00	%(1)	June 2013	$—	$300
CD	4.95	%(1)	March 2017	695	693
CE	5.95	%(1)	April 2015	499	499
CF	4.95	%(1)	May 2014	—	699
CG	5.05	%(1)	December 2019	993	992
CH	5.05	%(1)	July 2020	995	994
CI	3.65	%(1)	May 2016	597	596
CJ	3.35	%(1)	March 2023	497	496
CK	3.35	%(1)	April 2024	1,088	—
CL	4.40	%(1)	April 2043	595	—
CM	3.60	%(1)	January 2021	397	—
CN	5.15	%(1)	November 2043	395	—
				6,751	5,269
TELUS Corporation Commercial Paper				—	245
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	125
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				742	742
Long-term debt				$7,493	$6,256
Current				$—	$545
Non-current				7,493	5,711
Long-term debt				$7,493	$6,256

(1)         Interest is payable semi-annually.

(b)         TELUS Corporation notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness, enter into sale-leaseback transactions and incur new indebtedness.

On April 1, 2013, we exercised our right to early redeem, on May 15, 2013, all of our publicly held 4.95% Notes, Series CF. The long-term debt prepayment premium recorded during the three-month period ended June 30, 2013, was $23 million.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	(1)
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66	(1)
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	(1)
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	(1)
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	(1)
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million	40	(3)
3.35% Notes, Series CK(2)	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion	36	(3)
4.40% Notes, Series CL(2)	April 2013	April 2043	$997.68	$600 million	$600 million	47	(3)
3.60% Notes, Series CM(2)	November 2013	January 2021	$997.15	$400 million	$400 million	35	(1)
5.15% Notes, Series CN(2)	November 2013	November 2043	$995.00	$400 million	$400 million	50	(3)

(1)         The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)         This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

notes to consolidated financial statements

(3)         At any time prior to December 15, 2022, January 2, 2024, October 1, 2042, and May 26, 2043, the Series CJ Notes, the Series CK Notes, the Series CL Notes and the Series CN Notes, respectively, are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after December 15, 2022, January 2, 2024, October 1, 2042, and May 26, 2043, the Series CJ Notes, the Series CK Notes, the Series CL Notes and the Series CN Notes, respectively, are redeemable at our option, in whole, but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.0 billion syndicated credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

TELUS Corporation has an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstop of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that we may not permit our net debt to operating cash flow ratio to exceed 4.0:1 and we may not permit our operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2013	2012
Net available	$2,000	$1,755
Backstop of commercial paper	—	245
Gross available	$2,000	$2,000

We have letter of credit facilities of $114 million expiring mid-2014 (2012 — $120 million expiring mid-2013), of which $114 million was utilized at December 31, 2013 (2012 — $120 million); such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our $2.0 billion bank credit facility.

In addition to those mentioned in the preceding paragraph, we have arranged incremental letter of credit facilities that allowed us to participate in Industry Canada’s 700 MHz auction held in 2014, as discussed further in Note 17(a). Under the terms of the auction, as outlined in the Licensing Framework of Mobile Broadband Services (MBS) — 700 MHz Band, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any individual participant could be required to deliver is approximately $405 million.

(e)          TELUS Communications Inc. debentures

The outstanding Series 2, 3 and 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

notes to consolidated financial statements

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2013, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2014	$—
2015	625
2016	600
2017	700
2018	—
Thereafter	5,624
Future cash outflows in respect of long-term debt principal repayments	7,549
Future cash outflows in respect of associated interest and like carrying costs(1)	3,509
Undiscounted contractual maturities (Note 4(c))	$11,058

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2013.

22          equity share capital

(a)         General

Our authorized share capital is as follows:

As at December 31	2013		2012
First Preferred Shares	1 billion		1 billion
Second Preferred Shares	1 billion		1 billion
Common Shares	2 billion		1 billion
Non-Voting Shares	N/A	(1)	1 billion

(1)         At our annual and special meeting held May 9, 2013, our shareholders approved the increase of the authorized capital for Common Shares to 2 billion, the elimination of the Non-Voting Shares from our authorized share structure and the elimination of all references to Non-Voting Shares from our Articles. Non-Voting Shares had conversion rights in certain instances, such as if there were changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there was no restriction on non-Canadians owning or controlling our Common Shares. In that instance, shareholders had the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and we had the right to require conversion on the same basis.

Only holders of Common Shares may vote at our general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2013, approximately 50 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Stock split

A subdivision of our Common Shares on a two-for-one basis was effected April 16, 2013. All references, unless otherwise indicated, to the number of shares outstanding, per share amounts and share-based compensation information in these consolidated financial statements have been retrospectively restated to reflect the impact of the subdivision.

(c)          Share exchange

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our then issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis.

(d)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase our shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the year ended December 31, 2013, we purchased for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, approximately 31.2 million of our Common Shares, reaching the bid maximum cost of $1 billion on September 24, 2013, pursuant to a normal course issuer bid which was to run until December 31, 2013. The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings.

notes to consolidated financial statements

We cease to consider shares outstanding on the date of our purchase of the shares, although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

On December 12, 2013, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 16 million Common Shares (up to a maximum amount of $500 million) from January 2, 2014, to December 31, 2014. Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at such times when we would not be permitted to trade in our own shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

In respect of our 2014 normal course issuer bid, during the month ended January 31, 2014, 590,400 of our Common Shares were purchased by way of the automatic share purchase plan at a cost of $22 million.

23          commitments and contingent liabilities

(a)         Leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. As set out in Note 15, we have consolidated administrative real estate and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

	2013			2012
As at December 31 Years ending (millions) (1)	Operating leases with arm’s-length lessors	Operating lease with related party lessor(2)	Total	Operating leases with arm’s-length lessors	Operating lease with related party lessor(2)	Total
1 year hence	$209	$1	$210	$196	$—	$196
2 years hence	185	6	191	173	—	173
3 years hence	158	6	164	156	6	162
4 years hence	130	6	136	133	6	139
5 years hence	109	6	115	107	6	113
Thereafter	588	115	703	597	121	718
	$1,379	$140	$1,519	$1,362	$139	$1,501

(1)         Immaterial amounts for minimum lease receipts from sublet land and buildings have been netted against the minimum lease payments in this table. Minimum lease payments exclude occupancy costs and thus will differ from future amounts reported for operating lease expense. As at December 31, 2013, commitments under operating leases for occupancy costs totalled $896 (2012 — $852).

(2)        As set out in Note 18(d), we have entered into a lease and a lease letter of intent with the real estate joint ventures. This table includes 100% of the minimum lease payment amounts due under the TELUS Garden lease; of the total, $70 (2012 — $70) is due to our economic interest in the real estate joint venture and $70 (2012 — $69) is due to our partner’s economic interest in the real estate joint venture. The TELUS Sky lease letter of intent has not been included in this table.

Of the total amount above as at December 31, 2013:

•                  approximately 40% (2012 — 42%) of this amount was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates that range from 2024 to 2034 (2012 — range from 2022 to 2034); the weighted average length of these leases is approximately 14 years (2012 — 15 years).

•                  approximately 27% (2012 — 29%) of this amount was in respect of wireless site leases; the weighted average length of these leases, which have various terms, is approximately 15 years (2012 — 15 years).

(b)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

notes to consolidated financial statements

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 18 for details regarding our guarantees to the TELUS Garden real estate joint venture.

As at December 31, 2013, we had no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

Certified class actions

Certified class actions against us include a 2004 class action brought in Saskatchewan, against a number of past and present wireless service providers including us and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services. The 2004 claim alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made considering the continued uncertainty about the cause of action.

Uncertified class actions

Uncertified class actions against us include:

1.              Two 2005 class actions brought against us in B.C. and Alberta respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient.

2.              A 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time;

3.              A 2008 class action brought in Ontario alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute;

4.              A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

5.              A number of class actions alleging various causes of action against Canadian telecommunications carriers in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces. None of these class actions has proceeded since 2004;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, notes to consolidated financial statements

conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013;

•                  A class action filed in 2011 in B.C., alleging misrepresentation and unjust enrichment. In late 2013, plaintiff’s counsel agreed to stay the unjust enrichment claim; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made considering the continued uncertainty about the causes of action.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. We are assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

24          related party transactions

(a)         Investments in significant controlled entities

		2013	2012
As at December 31	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2013	2012
		(adjusted – Note 2(a))
Short-term benefits	$11	$11
Post-employment pension(1) and other benefits	4	5
Share-based compensation(2)	25	21
	$40	$37

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the year ended December 31, 2013, share-based compensation is net of $5 (2012 — $4) of the effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)). For the year ended December 31, 2013, $5 (2012 — $5) is included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding shares, which is not affected by derivatives used to manage share-based compensation costs.

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2013 and 2012. In respect of our key management personnel, for the year ended December 31, 2013, the total fair value, at date of grant, of restricted stock units awarded was $19 million (2012 — $16 million); no share options were awarded to our key management personnel in fiscal 2013 or 2012. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2013 and 2012 awards are included in the amounts in the table above.

Reflecting the retrospective application of the April 16, 2013, stock split (see Note 22(b)), during the year ended December 31, 2013, key management personnel exercised 1,655,410 share options (2012 — 1,407,886 share options)

notes to consolidated financial statements

which had an intrinsic value of $28 million (2012 — $17 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $35.36 (2012 — $29.30).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2013	2012
Restricted stock units	$20	$18
Deferred share units(1)	31	26
	$51	$44

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, equity shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our equity shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2013, $1 (2012 — $3) was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus (other than the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to unvested share-based compensation, other than the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)          Transactions with defined benefit pension plans

During the year ended December 31, 2013, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2012 — $5 million).

During the years ended December 31, 2013 and 2012, we made employer contributions to our defined benefit pension plans as set out in Note 14(a).

(d)         Transactions with real estate joint ventures

During the years ended December 31, 2013 and 2012, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18.

25          additional financial information

(a) Statements of financial position

As at December 31 (millions)	Note	2013	2012
Accounts receivable
Customer accounts receivable		$1,212	$1,261
Accrued receivables — customer		123	114
Allowance for doubtful accounts		(40)	(44)
		1,295	1,331
Accrued receivables — other		166	210
		$1,461	$1,541
Inventories(1)
Wireless handsets, parts and accessories		$286	$307
Other		40	43
		$326	$350
Other long-term assets
Pension assets	14(a)	$325	$—
Construction credit facilities advances	18(d)	51	27
Investments		48	58
Other		106	91
		$530	$176

notes to consolidated financial statements

As at December 31 (millions)	Note	2013	2012
Accounts payable and accrued liabilities
Accrued liabilities		$759	$611
Payroll and other employee related liabilities		367	332
Restricted stock units liability		8	34
		1,134	977
Trade accounts payable		458	423
Interest payable		82	65
Other		61	46
		$1,735	$1,511
Advance billings and customer deposits
Advance billings		$661	$627
Regulatory deferral accounts		25	23
Deferred customer activation and connection fees		23	26
Customer deposits		20	27
		$729	$703
Other long-term liabilities
Pension and other post-retirement liabilities	14(a)	$362	$1,415
Other		122	116
Restricted stock units and deferred share units liabilities		87	38
		571	1,569
Regulatory deferral accounts		33	60
Deferred customer activation and connection fees		44	51
Deferred gain on sale-leaseback of buildings		1	2
		$649	$1,682

(1)         Cost of goods sold for the year ended December 31, 2013, was $1,480 (2012 — $1,462).

(b)         Statements of cash flow

Years ended December 31 (millions)	Note	2013	2012
Net change in non-cash operating working capital
Accounts receivable		$81	$(113)
Inventories		24	3
Prepaid expenses		21	(34)
Accounts payable and accrued liabilities		46	69
Income and other taxes receivable and payable, net		(7)	118
Advance billings and customer deposits		15	48
Provisions		7	(39)
		$187	$52
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(1,645)	$(1,563)
Intangible assets	17(a)	(465)	(418)
		(2,110)	(1,981)
Asset retirement obligations net effects included in additions		24	(49)
		(2,086)	(2,030)
Non-cash items included above
Change in associated non-cash investing working capital		85	33
Non-cash change in asset retirement obligation	20	(34)	47
		51	80
		$(2,035)	$(1,950)
Cash payments for acquisitions and related investments
Acquisitions and related investments	17(e)	$(287)	$(82)
Cash acquired		21	2
Change in associated non-cash investing working capital and non-current provisions		5	27
		$(261)	$(53)
Proceeds on dispositions
Proceeds on dispositions		$12	$16
Change in associated non-cash investing working capital		—	4
		$12	$20

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2013	2012
Dividends paid to holders of equity shares	12
Current period dividends
Declared		$(866)	$(794)
Of which was payable at end of period		222	208
		(644)	(586)
Dividends declared in a previous fiscal period, payable in current fiscal period		(208)	(188)
		$(852)	$(774)
Long-term debt issued
TELUS Corporation Commercial Paper		$2,130	$5,488
TELUS Corporation Notes		2,500	500
		$4,630	$5,988
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(2,375)	$(6,009)
TELUS Corporation Notes		(1,000)	(300)
		$(3,375)	$(6,309)
Interest paid
Amount paid in respect of interest expense		$(341)	$(337)
Amount paid in respect of long-term debt prepayment premium	21(b)	(23)	—
		$(364)	$(337)